EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong first quarter 2024 operating and financial results
Advancing clear set of strategic priorities to maximize shareholder returns
CALGARY, Alberta – May 3, 2024 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its first quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, “During the first three months of 2024, we delivered 11 per cent year-over-year growth in comparable EBITDA1 and approximately four per cent growth in segmented earnings, which was underpinned by the continued reliability, availability, and exceptional performance of our assets.” Poirier continued, “Our clearly defined 2024 strategic priorities focused on maximizing the value of our assets, project execution and enhancing balance sheet strength remain unchanged as we progress throughout the year."
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•First quarter 2024 financial results:
◦Comparable earnings1 of $1.3 billion or $1.24 per common share compared to $1.2 billion or $1.21 per common share in 2023 and net income attributable to common shares of $1.2 billion or $1.16 per common share compared to $1.3 billion or $1.29 per common share in first quarter 2023
◦Comparable EBITDA of $3.1 billion compared to $2.8 billion in 2023 and segmented earnings of $2.3 billion compared to $2.2 billion in first quarter 2023
•Reaffirming 2024 outlook:
◦Comparable EBITDA is expected to be $11.2 to $11.5 billion2
◦Comparable earnings per common share is expected to be lower than 20232 due to the net impact of higher net income attributable to non-controlling interests, partially offset by increased comparable EBITDA and higher AFUDC related to increased capital expenditures on the Southeast Gateway pipeline project
◦Capital expenditures are anticipated to be approximately $8.0 to $8.5 billion on a net basis after considering non-controlling interests
•Advanced our $3 billion asset divestiture program with the agreement to sell the Portland Natural Gas Transmission System (PNGTS) for expected pre-tax proceeds of approximately $1.1 billion (US$0.8 billion), including the assumption by the purchaser of US$250 million of Senior Notes outstanding at PNGTS
•Announced the sale of Prince Rupert Gas Transmission (PRGT) entities to Nisga’a Nation and Western LNG demonstrating continued focus on our strategic priorities
•Remain committed to limiting annual net capital expenditures to $6 to $7 billion, with a bias to the lower end, in 2025 and beyond
•Published our 2024 Management Information Circular for our June 4, 2024 Annual and Special Meeting of shareholders with further details related to the spinoff of the Liquids Pipelines business (the spinoff Transaction) and related transactions
•Received favourable Canadian and U.S. tax rulings on the spinoff Transaction, and leading proxy advisor Institutional Shareholder Services (ISS) published a voting recommendation supporting the spinoff Transaction
•TC Energy’s Board of Directors appointed Sean O’Donnell to succeed Joel Hunter as Executive Vice-President and Chief Financial Officer effective May 15, 2024
•Declared a quarterly dividend of $0.96 per common share for the quarter ending June 30, 2024.
1 Comparable EBITDA, comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares and Net income per common share, respectively. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this news release.
2 Prior to the potential impact of asset sales and the spinoff Transaction.

	three months ended March 31
(millions of $, except per share amounts)	2024	2023

Income
Net income (loss) attributable to common shares	1,203	1,313
per common share – basic	$1.16	$1.29

Segmented earnings (losses)
Canadian Natural Gas Pipelines	501	411
U.S. Natural Gas Pipelines	1,043	1,079
Mexico Natural Gas Pipelines	212	254
Liquids Pipelines	316	176
Power and Energy Solutions	252	252
Corporate	(58)	(2)
Total segmented earnings (losses)	2,266	2,170

Comparable EBITDA
Canadian Natural Gas Pipelines	846	740
U.S. Natural Gas Pipelines	1,306	1,267
Mexico Natural Gas Pipelines	214	172
Liquids Pipelines	407	317
Power and Energy Solutions	320	281
Corporate	(3)	(2)
Comparable EBITDA	3,090	2,775
Depreciation and amortization	(719)	(677)
Interest expense included in comparable earnings	(837)	(757)
Allowance for funds used during construction	157	131
Foreign exchange gains (losses), net included in comparable earnings	43	33
Interest income and other	77	42
Income tax (expense) recovery included in comparable earnings	(333)	(280)
Net (income) loss attributable to non-controlling interests	(171)	(11)
Preferred share dividends	(23)	(23)
Comparable earnings	1,284	1,233
Comparable earnings per common share	$1.24	$1.21

Cash flows
Net cash provided by operations	2,042	2,074
Comparable funds generated from operations[i]	2,436	2,066
Capital spendingii	1,897	3,033
Acquisitions, net of cash acquired	—	(138)

Dividends declared
per common share	$0.96	$0.93

Basic common shares outstanding (millions)
– weighted average for the period	1,037	1,021
– issued and outstanding at end of period	1,037	1,023
i    Comparable funds generated from operations is a non-GAAP measure used throughout this release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable in similar measures presented by other companies. The most directly comparable GAAP measure is Net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this release.
ii    Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to Note 4, Segmented information, of our Condensed consolidated financial statements for additional information.

CEO Message
Throughout the first quarter of 2024, TC Energy continued to safely and reliably deliver energy across North America, while maximizing the value of our assets through operational excellence. This resulted in approximately 11 per cent growth in comparable EBITDA compared to first quarter 2023 and approximately four per cent growth in segmented earnings year-over-year. As we progress throughout the remainder of the year, our strategic priorities remain unchanged. We'll seek to maximize the value of our assets through safety and operational excellence, remain focused on project execution and continue our deleveraging path by advancing our asset divestiture program and streamlining our business through efficiency efforts. Our business is not exposed to material volumetric or commodity price risks and strong utilization rates demonstrate the continued demand for our services and the long-term criticality of our assets.
First quarter 2024 operational highlights include:
•Total NGTL System deliveries averaged 15.3 Bcf/d, up 0.7 Bcf/d compared to first quarter 2023
•The NGTL System achieved a new daily delivery record of 17.3 Bcf
•U.S. Natural Gas Pipelines (USNG) daily average flows in first quarter 2024 were 30 Bcf/d, up over five per cent compared to first quarter 2023
•USNG deliveries to power generators set a record for the quarter with average flows of 2.9 Bcf/d, up approximately     11 per cent year-over-year
•The overall USNG portfolio and specific assets including Columbia Gas, Columbia Gulf and Great Lakes Gas Transmission achieved all-time delivery records
•Throughput on our Mexico Natural Gas Pipelines assets increased 13 per cent year-over-year, reaching almost 3 Bcf/d largely driven by higher flows on our Sur de Texas pipeline
•Bruce Power achieved 92 per cent availability, in line with 2024 outlook that anticipates an average availability in the low-90 per cent range
•Cogeneration power plant fleet achieved 98.7 per cent availability
•Wide heavy oil differentials resulted in strong demand for uncommitted capacity on long-haul segment of the Keystone Pipeline System
•The Keystone Pipeline System achieved 96 per cent operational reliability in first quarter 2024, which, when paired with favourable market conditions, contributed to a 28 per cent increase in Liquids Pipelines comparable EBITDA relative to the first quarter 2023.
We continue to execute projects on-time and on-budget. On our Southeast Gateway pipeline project in Mexico, over 70 per cent of deepwater offshore pipe installation is now complete. We have also completed all three landfall sites and construction of onshore facilities and pipe activities continue to progress well. Following mechanical completion of the Coastal GasLink (CGL) pipeline project ahead of our year end 2023 target, post-construction reclamation activities are currently underway and are expected to continue through 2024. Commercial in-service of CGL will occur after completion of plant commissioning activities at the LNG Canada facility and upon receiving notice from LNG Canada. We are progressing towards approximately $7 billion of projects that are expected to be placed into service in 2024. Within the U.S., we placed the US$0.1 billion Virginia Electrification project in service on time and on budget in February 2024. In March 2024, we also placed the approximately US$0.3 billion Gillis Access project in service, a 68 km (42 mile) greenfield pipeline system that connects natural gas production sourced from the Gillis hub to downstream markets in southeast Louisiana. Including projects placed into service on our NGTL System, we've placed approximately $1 billion of projects into service year to date, largely within budget. The remaining projects expected to be placed into service this year is largely comprised of CGL.
During the quarter, we progressed toward our $3 billion asset divestiture target with an agreement to sell PNGTS for expected pre-tax proceeds of approximately $1.1 billion (US$0.8 billion), which includes the assumption by the purchaser of the US$250 million of Senior Notes outstanding at PNGTS. This transaction implies a valuation multiple of approximately 11 times 2023 comparable EBITDA, and is expected to close in the second half of 2024 subject to regulatory approvals and customary closing conditions. In addition, we announced the sale of PRGT entities to Nisga’a Nation and Western LNG. This transaction demonstrates TC Energy’s commitment toward delivering its 2024 capital allocation priorities while supporting the continued development of critical natural gas infrastructure. This also highlights our commitment of staying within our $6 to $7 billion annual net capital expenditure limit, with a bias to the lower end, in 2025 and beyond. We are firmly on a path to enhancing balance sheet strength and achieving our 4.75 times debt-to-EBITDA3 target by year end 2024, which represents the upper limit we will manage to going forward.
We continue to progress the spinoff of the Liquids Pipelines business. Ahead of our June 4, 2024 Annual and Special Meeting, we published our 2024 Management Information Circular on April 16, 2024 which includes further details around the spinoff Transaction. Under the spinoff Transaction, common shareholders of TC Energy as of the record date established for the spinoff will receive, in exchange for each TC Energy share, one new TC Energy share and 0.2 of a South Bow Corporation (South Bow) common share. Shareholder dividends, on a pro forma combined basis, are expected to remain whole between TC Energy and South Bow following the spinoff Transaction4.
South Bow plans to develop the Blackrod Connection project in Alberta for approximately $250 million, which consists of a 25 km (16 mile) crude oil pipeline and 25 km (16 mile) natural gas lateral and associated facilities to provide crude oil transportation from International Petroleum Corporation’s Blackrod project to the Grand Rapids Pipeline System. South Bow is expected to achieve average long-term growth in comparable EBITDA of approximately two to three per cent and the Blackrod Connection project is expected to contribute to this growth. This is just the first example of how the spinoff Transaction will allow the new entity to better focus and fully capture the incremental value that exists within South Bow’s unique opportunity set.
TC Energy’s Board of Directors and management team are confident that the proposed separation will enhance long-term value for TC Energy shareholders by creating two highly focused, premium energy infrastructure companies. Each company will be structured to reflect distinct value propositions and the ability to pursue and achieve greater success independently by executing tailored strategies targeted to distinct customer sets and market fundamentals.
3 Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. See the Forward-looking information, Non-GAAP measures and Reconciliation sections for more information.
4 Dividends are at the discretion of the respective Board of Directors.

Teleconference and Webcast
We will hold a teleconference and webcast on Friday, May 3, 2024 at 6:30 a.m. (MDT) / 8:30 a.m. (EDT) to discuss our first quarter 2024 financial results and Company developments. Presenters will include François Poirier, President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1-844-763-8274 (Canada/U.S.) or 1-647-484-8814 (International). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: https://www.gowebcasting.com/13193. The webcast will be available for replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EDT on May 10, 2024. Please call 1-855-669-9658 (Canada/U.S.) or 1-604-674-8052 (International) and enter passcode 0831.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.
Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements on the progress of Coastal GasLink and Southeast Gateway, including mechanical completion, offshore installations and in-service dates, expected comparable EBITDA and comparable earnings per common share and targeted debt-to-EBITDA leverage metrics for 2024, and the sources thereof, expectations with respect to our asset divestiture program, our expected net capital expenditures and dividend outlook and the spinoff Transaction, including the structure, conditions, timing and tax effect thereof. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2023 Annual

Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.
Non-GAAP Measures
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share, comparable funds generated from operations and net capital expenditures. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use. The MD&A is included with, and forms part of, this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.
With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported Total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as comparable EBITDA excluding operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments as reported in our Consolidated statement of cash flows which we believe is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. See the Reconciliation section for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended December 31, 2022 and 2023.

Reconciliation
The following is a reconciliation of adjusted debt and adjusted comparable EBITDAi.

	year ended December 31
(millions of Canadian $)	2023	2022

Reported total debt	63,201	58,300
Management adjustments:
Debt treatment of preferred sharesii	1,250	1,250
Equity treatment of junior subordinated notesiii	(5,144)	(5,248)
Cash and cash equivalents	(3,678)	(620)
Operating lease liabilities	459	433
Adjusted debt	56,088	54,115

Comparable EBITDAiv	10,988	9,901
Operating lease cost	118	106
Distributions received in excess of (income) loss from equity investments	(123)	(29)
Adjusted Comparable EBITDA	10,983	9,978

Adjusted Debt/Adjusted Comparable EBITDA[i]	5.1	5.4
i    Adjusted debt and adjusted comparable EBITDA are non-GAAP measures. The calculations are based on management methodology. Individual rating agency calculations will differ.
ii    50 per cent debt treatment on $2.5 billion of preferred shares as of December 31, 2023.
iii    50 per cent equity treatment on $10.3 billion of junior subordinated notes as of December 31, 2023. U.S. dollar-denominated notes translated at         December 31, 2023, U.S./Canada foreign exchange rate of 1.32.
iv    Comparable EBITDA is a non-GAAP financial measure. See the Forward-looking information and Non-GAAP measures sections for more information.

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403.920.7859 or 800.608.7859
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investor_relations@tcenergy.com
403.920.7911 or 800.361.6522